March 6, 2025

Teri Loxam
Chief Financial Officer
Compass Pathways plc
44 West 37th Street, 7th Floor
New York, NY 10014

        Re: Compass Pathways plc
            Registration Statement on Form S-3
            Filed February 27, 2025
            File No. 333-285297
Dear Teri Loxam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Benjamin K Marsh, Esq.